mk

12014529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2012

Washington, DC
110

SEC FILE NUMBER
8-67555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8540 Colonnade Center Drive, Suite 401
(No. and Street)

Raleigh (City) North Carolina (State) 27615 (Zip Code)

CHRISTINE GEVERTZ
Notary Public
Wake County
North Carolina
My Commission Expires Aug 20, 2012

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance Baker (919) 846-2324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/4

OATH OR AFFIRMATION

I, Lance Baker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CHRISTINE GEVERTZ
Notary Public
Wake County
North Carolina
My Commission Expires Aug 20, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HATTERAS CAPITAL DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Hatteras Capital Investment Management, LLC)

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Hatteras Capital Distributors, LLC

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2012

HATTERAS CAPITAL DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Hatteras Capital Investment Management, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS		
Cash	$	350,153
Due from affiliates		177,503
Service fees receivable		50,255
Prepaid expenses		24,873
Total assets	$	602,784
LIABILITIES		
Accrued expenses	$	59,465
Due to Hatteras Investment Partners, LLC, net		41,863
Total liabilities		101,328
MEMBER'S CAPITAL		501,456
Total liabilities and member's capital	$	602,784

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Hatteras Capital Investment Management, LLC)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

REVENUE	
Investor services fee	$ 193,786
Service fees	2,909,695
Total revenue	3,103,481
EXPENSES	
Payroll and related expenses	1,340,546
Marketing events and materials	176,907
Travel, meals and entertainment	225,062
Commissions expense	16,625
Professional fees	100,791
Regulatory fees and expenses	60,164
Rent	52,311
Office expense	47,184
Depreciation	21,335
Insurance	20,011
Other expenses	11,575
Total expenses	2,072,511
NET INCOME	$ 1,030,970

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Hatteras Capital Investment Management, LLC)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
For the Year Ended December 31, 2011

Members' capital, December 31, 2010[1]	$	179,519
Net income		1,030,970
Distributions		(709,033)
Member's capital, December 31, 2011	$	501,456

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2011

Balance at December 31, 2010	$	0
Increase (decrease)		0
Balance at December 31, 2011	$	0

(1) See Note 1. to Financial Statements.

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Hatteras Capital Investment Management, LLC)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flows provided by operating activities	
Net income	$ 1,030,970
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in service fees receivable	(43,901)
Increase in due from affiliates	(105,785)
Increase in prepaid expenses	(1,660)
Increase in accrued expenses	2,341
Increase in due to Hatteras Investment Partners, LLC, net	3,654
Net cash provided by operating activities	885,619
Cash flows used in financing activities	
Distributions paid to Members[(1)]	(709,033)
Net cash used in financing activities	(709,033)
Net increase in cash	176,586
Cash at beginning of year	173,567
Cash at end of year	$ 350,153

(1) See Note 1. to Financial Statements for non-cash exchange of Member interests.

See accompanying notes.

Note 1. ORGANIZATION

Hatteras Capital Distributors, LLC (the "Company") was organized on January 4, 2007 as a limited liability company under the laws of the state of North Carolina. The Company provides investment services to investors as a fully disclosed broker-dealer. The Company is licensed to operate in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, is registered and regulated by the United States Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company does not hold funds or securities for customers and does not perform custodial functions related to customer securities.

On August 10, 2011, all of the then existing Members of the Company exchanged their membership interests in the Company for interests in Hatteras Capital Investment Management, LLC ("HCIM"), an affiliated entity. As a result, the Company became a wholly-owned subsidiary of HCIM, which provides investment advisory services to various funds within the Hatteras family of pooled investment vehicles. The Managing Members of HCIM, and of the Company prior to the August 10, 2011 exchange of membership interests, are David B. Perkins and Robert L. Worthington, who conduct and manage the business of the Company.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

B. Cash

The Company maintains cash deposits with RBC Bank. At times, these balances may be in excess of federally insured limits. As such, in the event of RBC Bank's insolvency, recovery of Company assets on deposit may be limited to account insurance or other protection afforded such deposits.

C. Income Taxes

As discussed in Note 1., the Company became wholly-owned by a single member, HCIM, effective August 10, 2011. Prior to that date, the Company prepared and filed calendar year U.S. and applicable state information tax returns and reported to its members their allocable share of the Company's taxable income. Effective after August 10, 2011, the Company's income is directly reported by HCIM for the applicable U.S. and state tax returns.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

C. Income Taxes (continued)

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Managing Member has concluded there is no tax expense or interest expense related to the uncertainties in income tax positions for the year ended December 31, 2011. The 2008 through 2011 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

D. Allocation of Income and Loss

Prior to the August 10, 2011 exchange of membership interests, income or loss of the Company was allocated based on defined percentages and other agreements entered into among the members. Since August 10, 2011, HCIM receives all income or loss of the Company.

E. Recently Issued Accounting Pronouncement

In December 2011, the FASB issued Accounting Standards Update No. 2011-11 entitled *Disclosures about Offsetting Assets and Liabilities*, which creates new disclosure requirements about the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, with retrospective application required for any period presented that begins before the date of initial application of the guidance. The Company is currently evaluating the impact that this guidance will have on its financial statements.

HATTERAS CAPITAL DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Hatteras Capital Investment Management, LLC)

SUPPLEMENTARY INFORMATION

HATTERAS CAPITAL DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Hatteras Capital Investment Management, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

Total Member's capital	$	501,456
Deduct items not allowable for net capital		
Due from affiliates, net		(177,503)
Service fees receivable		(50,255)
Prepaid expenses		(24,873)
Other deductions and/or charges		(20,000)
Net capital	$	228,825
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1., below)	$	6,755
Minimum regulatory dollar net capital requirement	$	5,000
Net capital shown above	$	228,825
Minimum net capital requirement		6,755
Excess net capital	$	222,070
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	218,692
Total aggregate indebtedness	$	101,328
Percentage of aggregate indebtedness to net capital		44%

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital, as stated above, agrees with the Hatteras Capital Distributors, LLC computation of net capital and required net capital from the December 31, 2011 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

Note 1. – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2011 is as follows:

Total liabilities	$	101,328

HATTERAS CAPITAL DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Hatteras Capital Investment Management, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2011

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore Hatteras Capital Distributors, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3.

HATTERAS CAPITAL DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Hatteras Capital Investment Management, LLC)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended December 31, 2011

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
Hatteras Capital Distributors, LLC

In planning and performing our audit of the financial statements of Hatteras Capital Distributors, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2012

Hatteras Capital Distributors, LLC

INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGREED-UPON PROCEDURES

FOR THE YEAR ENDED DECEMBER 31, 2011

ARTHUR BELL
Certified Public Accountants

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member
Hatteras Capital Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Hatteras Capital Distributors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register of the Company noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers detailing income from registered investment companies noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no such overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067555 FINRA DEC
HATTERAS CAPITAL DISTRIBUTORS LLC 16*16
HATTERAS CAPITAL
8540 COLONNADE CENTER DR STE 401
RALEIGH NC 27615-3052

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LANCE BAILOR 919 846 2324

2. A. General Assessment (item 2e from page 2) $ 4386.90

B. Less payment made with SIPC-6 filed (exclude interest) (2245.00)

7-25-2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2141.90

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2141.90

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HATTERAS CAPITAL DISTRIBUTORS LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 24th day of FEBRUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 20 11
and ending DECEMBER 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3 103 481

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1 348 722

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) RB [redacted]

Total deductions 2-24-12 [redacted] 1 348 722

2d. SIPC Net Operating Revenues $ 1 754 759

2e. General Assessment @ .0025 $ 4 386.90

(to page 1, line 2.A.)